Exhibit 99.1

Seabras Sapura Fleet status report - August 2021

Vessel name	Vessel type	Vessel flag	Location (Country)	Client	Contract commencement		Contract expiry	Dayrate US$
Sapura Diamante	PLSV	Brazil	Brazil	Petrobras	15/09/2021	(*)	13/03/2025	156,504
Sapura Topazio	PLSV	Brazil	Brazil	Petrorio	19/04/2021		31/10/2021	162,000
Sapura Esmeralda	PLSV	Brazil	Brazil	Petrobras	06/04/2016		18/05/2022	177,856
Sapura Onix	PLSV	Panama	Brazil	Petrobras	09/04/2015		19/10/2023	243,825
Sapura Jade	PLSV	Panama	Brazil	Petrobras	14/02/2016		24/03/2024	243,825
Sapura Rubi	PLSV	Panama	Brazil	Petrobras	14/08/2016		12/08/2024	243,825

*	Estimated commencement